SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                         AFFINITY TECHNOLOGY GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    00826M103
                                 (CUSIP Number)



                                 Not Applicable
             (Date of Event Which Requires Filing of this Statement)


                          Check the appropriate box to
                           designate the rule to which
                             this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

CUSIP No. 00826M103                     13G

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       Jeff A. Norris

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
       N/A                                                   (b)  [  ]

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   3   SEC USE ONLY


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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen


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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            3,014,900 as of January 31, 2000
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      -------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             3,014,900 as of January 31, 2000
                  -------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0
-------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,014,900 as of January 31, 2000

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.1%

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  12   TYPE OF REPORTING PERSON

          IN

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


Item 1.   (a)  Name of Issuer:  Affinity Technology Group, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
                    1201 Main Street, 20th Floor
                    Columbia, SC 29201


Item 2.   (a)  Name of Person Filing:  Jeff A. Norris

          (b)  Address of Principal Business Office:
                    145 Mansfield Circle
                    Lexington, SC 29073

          (c)  Citizenship:  United States

          (d)  Title of Class of Securities:  Common Stock, par value
                                              $.0001 per share

          (e)  CUSIP Number:  00826M103


Item 3.   If this statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b)or
          (c), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

          (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

          (d)  [ ]  Investment   Company  registered  under  section  8  of  the
                    Investment Company Act

          (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

          (g)  [ ]  Parent   Holding   Company,   in  accordance   with  Section
                    240.13d-1(b)(1)(ii)(G)

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Insurance Act.

          (i)  [ ]  Group, in accordance with Section 240.13d- 1(b)(1)(ii)(H)

Item 4.   Ownership.

          (a) Amount Beneficially Owned: 3,014,900 shares as of January 31,2000. The reporting person hereby disclaims beneficial ownership of 48,192 shares held by spouse, 2,650,000 shares held by the Norris Family Limited Partnership, and 95,400 shares held by the J&L Extended Family Limited Partnership.

          (b)  Percent of Class: 10.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct vote: 3,014,900 shares

               (ii)  shared power to vote or to direct the vote: 0 shares

               (iii) sole power to  dispose  or to direct  the  disposition  of:
                     3,014,900 shares

               (iv) shared power to dispose or to direct the disposition of: 0 shares


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities , check the following [ ].


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable


Item 9.   Notice of Dissolution of Group.

          Not Applicable


Item 10.  Certification.

          Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11,2000

By:  /s/ Jeff A. Norris
     -------------------------------
     Jeff A. Norris